

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

FRtoken Inc.

1710 Central Ave SE
Albuquerque, NM 87106

www.eggtokens.com

3401 shares of Series B Common Stock (designated as "CHIKNtokens")

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 36,394 shares of common stock ($106,998.36)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 3,401 shares of common stock ($9,998.94)

Company	FRtoken Inc.
Corporate Address	1710 Central Ave SE, Albuquerque, NM 87106
Description of Business	A decentralized, blockchain-based platform that allows companies to pay audiences directly for watching ads and answering surveys.
Type of Security Offered	Series B Common Stock (designated as "CHIKNtokens")
Purchase Price of Security Offered	$2.94
Minimum Investment Amount (per investor)	$500

Perks*

$500 - $999: 100 EGGTokens for each share of Series B Common Stock ($2.94)

$1,000 - $2,499: 200 EGGTokens for each share of Series B Common Stock

$2,500 or more: 300 EGGTokens for each shares of Series B Common Stock.

All perks and tokens will be delivered after the Offering is completed, and are subject to development and availability of the Tokens.

Terms of Tokens

CHIKNtoken (Series B Common Stock)

Description: The CHIKNtoken will represent a single share of Series B Common Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

- **Blockchain:** Ethereum network
- **Exchanges:** Tokens intended to be tradable on registered ATS exchanges upon launch of the services.

<u>Material Terms:</u>

- **Voting Rights:** 1 vote
- **Restrictions on Transfer:** 1 year
- **Dividends/Distributions:** at the discretion of the board
- **Redemption Rights:** None

- **Other:** None

Please see Offering Document for complete set of rights and preferences.

EGGToken

Description: EGGtokens will be utility tokens which users shall use in order to vote in the FreeRange DApp. Tokens shall be earned through marketing and referral programs. Each vote shall be submissions of an opinion on the FreeRange platform. Eggtokens shall be issued on the ERC20 blockchain.

We would like to eventually be able to distribute ETH and other erc20 tokens to our security holders wallets as dividends in real time after every transaction

- **Initial Blockchain:** ERC20
- **Migration to Alternative Blockchain:** TBD depending on emerging technologies
- **Expected Network Launch date:** 2018
- **Total amount of Tokens authorized for creation:** 1,100,000,000
- **Amount of Tokens or Rights to Tokens already issued:** None
- **Will they be listed on Exchanges:** TBD
  - if so, which:

<u>Other Material Terms:</u>

- **Voting Rights:** None
- **Restrictions on Transfer:** None
- **Dividends/Distributions:** We would like to eventually be able to distribute ETH and other erc20 tokens to our security holders wallets as dividends in real time after every transaction
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

FRtoken will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $2.94 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $294. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

FRtoken Inc. ("FreeRange") was incorporated in the State of Delaware on January 8, 2018.

FreeRange is creating a decentralized, blockchain-based platform that allows companies to pay audiences (users) directly for watching ads and answering surveys.

The FreeRange platform (the "FreeRange Platform") allows companies to directly engage and pay their audience utilizing blockchain-based smart contracts, allowing significant savings by avoiding the use of centralized third-party platforms. These smart contracts hold company funds in escrow, and are directly disbursed to users upon completion of tasks, such as answering survey questions or watching an ad.

Use of these smart contracts allow for a significant reduction in FreeRange's overhead costs. Upon final execution of the smart contract, 5% of the disbursed funds are automatically sent to FreeRange in the form of a transaction fee.

The FreeRange Platform will initially be running on top of the Ethereum network, which allows for complete transparency regarding transactions on the network. Ledger distribution allows for anyone to track where funds came from and where they were disbursed.

Another benefit of utilizing the Ethereum network is the ability to integrate other ERC20 tokens into the FreeRange Platform in the future. Companies could benefit by disbursing their own branded tokens to users in the form of coupons or loyalty points.

FreeRange Platform Development

FreeRange has developed its Alpha product to test and refine as well as an EGGToken checker for referral users to be able to check their EggToken balances. The Alpha version of the FreeRange Platform is running on the Ethereum testnet and can be used by anyone at this moment. Please visit thisorthat.io.

FreeRange will began generating revenue upon launch of the Alpha version of the FreeRange platform in mid-April 2018, which proves that the FreeRange Platform is a direct revenue generator by allowing FreeRange to charge a simple transaction fee that executes automatically through a smart contract. Through two separate transactions, FreeRange does not hold any cryptocurrency or manage users funds, but is simply a mechanism to allow companies to pay the public directly to garner opinions on the questions they are asking or surveys they are taking.

The Alpha version of the FreeRange Platform will only permit transactions in ether (ETH). In the next phase of the FreeRange Platform's development, FreeRange plans to launch the EGGToken, which is a utility token to be used in the FreeRange Platform to vote on answers to questions and surveys. In the future, FreeRange aims to allow most types of digital tokens to be utilized within the platform as a "bonus" in addition to ether (ETH), which will allow token projects an easy mechanism to advertise and distribute their tokens within the FreeRange Platform.

The next development steps for the FreeRange Platform are to develop and deliver the

EGGToken, launch the Beta and build functionality to allow use of any Ethereum network-based tokens.

Brand

FreeRange has developed a brand that emphasizes typography, colorful gradients, and a recognizable chicken with a tie logo.

Marketing

To get Beta tester users for the FreeRange Platform, FreeRange launched a referral program that saw over 100,000 submissions. Data collected included verified email addresses and corresponding public Ethereum wallet addresses. We expect a significant number of the submissions to become part of the FreeRange user base, which will allow FreeRange to provide companies with an existing audience to interact with upon launch of the FreeRange Platform beta.

User Base

The majority of FreeRange Platform beta tester users are located in Russia, China, South Korea, Japan, Turkey, India, United States, and Nigeria. Companies who use the FreeRange Platform will have access to a truly global audience.

Revenue

FreeRange began generating minimal revenue in Q2 2018.

Target Market

FreeRange seeks to disrupt the $6 billion global online survey

https://www.businesswire.com/news/home/20170927005571/en/Global-Online-Survey-Software-Market-Report-2017-2022

and $500 billion global ad markets.

https://www.magnaglobal.com/wp-content/uploads/2017/12/MAGNA-Global-Forecast_Winter-Update_Final.pdf

Large companies that migrate to the FreeRange Platform are expected to appreciate a significant cost reduction in research and advertising costs with direct advertising access to cryptocurrency and blockchain minded individuals.

The transparency of the decentralized platform allows all participants to freely access the data generated from these transactions.

Competition

When users are paid to answer a survey or watch an ad, platforms such as Google, SurveyMonkey, and ADmimsy typically charge fees of up to 50% of the amount paid. The FreeRange Platform connects companies and audiences directly for the same service, while only charging a 5% transaction fee. By using the FreeRange Platform, we expect companies to effectively double the returns on their marketing and research budgets.

There are several platforms that offer similar services without involving cryptocurrencies. Google Surveys allows companies to conduct consumer market research. Users can take surveys on computers and mobile devices. With the Google Opinion Rewards app, users can earn cash for taking surveys in their free time. The app provides the ability to target consumers demographics by, among other things, age, gender, and location gathered from their search history, prequalifying questions, or interests. Results are visualized with charts, graphs, etc. Pricing for the basic tier is $0.10 per survey completed.

https://www.google.com/analytics/surveys

Market research firms can conduct qualitative and quantitative research and draw on secondary sources for high quality customer insight. Qualitative methods include surveying and interviewing. Drawbacks to using market research firms are high costs and difficulty in finding firms that understand your business. Market research reports cost thousands to tens of thousands of dollars and may contain irrelevant information. Focus groups generally cost $6,000 for an eight-person, 90-minute session. Personal interviews generally cost approximately $325 per person. Completing 200 phone surveys generally costs approximately $5,000-$15,000, and each mail survey generally costs approximately $5,000-$7,000. In addition to the above fees, most market research firms charge their clients several hundred dollars for analysis and report writing. http://smallbusiness.chron.com/key-costs-benefits-marketing-research-26311.html.

Also, there are several platforms that offer similar services involving cryptocurrencies:

Users that interact with the Knowledge.io platform are rewarded with KNW, an ERC-20 utility token, for contributing knowledge. Users mine KNW token by answering questions. Users develop Knowledge Scores by answering questions or using websites and apps that have some associated knowledge value. The Knowledge Score indicates what a user knows and does not know about a variety of topics, products, services, etc. based on their answers to questions. Knowledge.io has established relationships with merchants to create a catalog of over 300,000 products that can be purchased with KNW tokens. Knowledge is a US-based startup.Knowledge Scores can be usedby advertisers to create and target digital campaigns in the app. Advertisers pay with KNW.

Brave has created a blockchain-based browser. It uses the Basic AttentionToken, which is traded among users, publishers, and advertisers. The utility token is integrated into the Brave web browser. The browser anonymously measures user attention paid to advertisements to accurately reward publishers BAT from advertisers. BAT can be used to purchase premium features on the Brave browser.

Token Ad is an online publishing network. Advertisers that seek traders, investors, and event attendees purchase advertising using major cryptocurrencies. Cryptocurrency-related websites registered on the network display the advertisements. Token Ad users do not receive direct feedback from their users.

Liabilities and Litigation

Other than liabilities occurring in the ordinary course of business, including operating expenses paid on a monthly basis, FreeRange has no liabilities. FreeRange is not currently involved with and do not know of any pending or threatened litigation against FreeRange or its directors or officers.

The team

Officers and directors

JOSEPH PITLUCK	CEO
HUAN YANG	President
AMBER TERRASAS	COO

JOSEPH PITLUCK
CEO/co-founder & director of FRcowork (FreeRange January 2017-Present [2 hours weekly]) & FRtoken (FreeRange January 2018-present) , DDS (Comfort Dental)

HUAN YANG
DDS - Comfort Dental Co-Founder (full time, 40 hours/week) 2008 to present, Director & President of FRcowork (5 hr/week from January 2017-Present), President of FRtoken (2hr/week)

AMBER TERRASAS
Chief Operations Officer of FRcowork (FreeRange Consultant from March 17-September 2017 FTE from September 2017-present) and FRtoken.Chief Operations Officer and Director of FRtoken (January 2018-present. Technology Applications Specialist-City of Albuquerque Government, Director of Product Marketing - Whichcraft (consultant from July 2016-present)

Number of Employees: 2

Related party transactions

The Line of Credit Promissory Note was provided by an entity controlled by one of the Founders of FRcowork Inc. In addition, the Company has entered into an agreement with FRcowork Inc., which is owned by many of the same stockholders as those that own the Company, pursuant to which the Company will pay for office space from FRcowork Inc., a monthly rent amount of approximately $500 to $1,000 based on the Company headcount. FRcowork, Inc. will also receive services from employees of the Company, including the services of its Chief Operating Officer.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **FreeRange may not successfully develop, market and launch the FreeRange Platform.** FreeRange has not yet completed the development of the FreeRange Platform and significant capital funding, expertise of FreeRange's management and developers, and time and effort will be required in order to complete the development and successfully launch the FreeRange Platform. FreeRange may have to make changes to the specifications of the FreeRange Platform for any number of legitimate reasons or FreeRange may be unable to develop the FreeRange Platform in a way that realizes those specifications. It is possible that the failure to release the a fully-developed FreeRange Platform is the result of a change in business model upon FreeRange making a determination that the business model, or some other factor, will not be in the best interests of FreeRange and its stockholders. The FreeRange Platform, if successfully developed and maintained, may not meet the Investors' expectations at the time of investment. Furthermore, despite good faith efforts to develop and launch a fully-developed FreeRange Platform and subsequently to further develop and maintain the FreeRange Platform, it is still possible that the FreeRange Platform will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the FreeRange Platform and value of the CHKNtokens. FreeRange will use the proceeds of this Offering to make significant investments to fully-develop and launch a FreeRange Platform in which participants can realize value and utility. FreeRange may not have, or may not be able to obtain, the technical skills and expertise needed to successfully fully-develop the FreeRange Platform and progress it sufficiently to begin using EGGtokens to engage in transactions on the FreeRange Platform in a manner envisioned at the time of purchase. While FreeRange has sought to retain and continues to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain the FreeRange Platform. If FreeRange is not successful in its efforts to demonstrate to participants the value of the FreeRange Platform, there may not be sufficient demand for the FreeRange Platform to continue operating it. As a result, Investors may lose all of their investment.
- **FreeRange may never have an operational EGGtoken.** It is possible that there may never be an operational EGGtoken or that the EGGtokens may never be used to engage in transactions on the FreeRange Platform. It is possible that the failure to release the EGGtokens is the result of a change in business model upon FreeRange making a determination that the business model, or some other factor, will not be in the best interests of FreeRange and its stockholders. The EGGtokens, if successfully developed and launched, may not meet the Investors' expectations at the time of investment. FreeRange will use the proceeds of this Offering to make investments to develop and launch EGGtokens in which participants can realize utility. FreeRange may not have, or may not be able to obtain, the technical skills and expertise needed to successfully fully-develop the FreeRange Platform and progress it sufficiently to begin using EGGtokens to

engage in transactions on the FreeRange Platform in a manner envisioned at the time of investment. While FreeRange has sought to retain and continues to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain the EGGtoken. If FreeRange is not successful in its efforts to demonstrate to participants the utility of the EGGtokens, then there may not be sufficient demand for the EGGtokens for FreeRange to commence using EGGtokens to engage in transactions on the FreeRange Platform. As a result, the value of the CHKNtokens may be negatively impacted.

- **There can be no assurance that the CHKNtoken will ever be issued.** Although the Company intends to develop CHKNtokens to be issued to holders of Series B Common Stock to represent their ownership of the Series B Common Stock on the blockchain, here can be no assurance that it will do so. Although the Investors will own Series B Common Stock immediately after the closing of this Offering, FreeRange may not have, or may not be able to obtain, the technical skills and expertise needed to successfully develop the CHKNtokens. FreeRange will use the proceeds of this Offering to make investments to develop and launch CHKNtokens in which Investors may realize increased liquidity in the Series B Common Stock. While FreeRange has sought to retain and continues to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop the CHKNtokens. The development of tokens representing equity of a company that are successfully traded in a manner that complies with applicable laws has not be completed, and it is uncertain whether any required features of the CHKNtokens to ensure compliance with applicable laws will not be feasible. The failure to develop and distribute the CHKNtokens likely would result in decreased expected liquidity in the Series B Common Stock. As a result, the value of the CHKNtokens may be negatively impacted.

- **Investments in early-stage companies, including FreeRange, involve a high degree of risk.** Financial and operating risks confronting startups are significant. FreeRange is not immune to those risks. The market in which FreeRange competes is highly competitive, and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, general management and market acceptance, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise. The FreeRange Platform represent a new business venture for FreeRange's management team ("Management"). Further, distributed ledger technology and crypto assets, such as the CHKNtokens and the EGGtokens, are a new and developing technology. This is Management's first business venture focused on developing a cryptocurrency to be used in connection with a product similar to the FreeRange Platform or a cryptocurrency that will represent equity in a company, like the Series B Common Stock. Management's past successes in other business ventures do not guarantee future outcomes or the long-term success of the CHKNtokens, EGGtokens, or the FreeRange Platform.

- **FreeRange may be forced to cease operations or take actions that result in its dissolution.** It is possible that, due to any number of reasons, including, but not limited to, an unfavorable fluctuation in the value of virtual and fiat currencies, the inability by FreeRange to establish the FreeRange Platform or the Tokens' utility, the failure of commercial relationships, or intellectual property ownership challenges, FreeRange may no longer be viable to operate and FreeRange may dissolve or take actions that otherwise result in a Dissolution Event. Upon the occurrence of any of those events, we will use commercially reasonable efforts to reimburse Purchases in accordance with the SAFT, but we cannot guarantee that sufficient funds will be available for any such reimbursement. In the event of a Dissolution Events FreeRange may be obligated to repay secured creditors and/or employees of FreeRange ahead of Token holders.

- **The Series B Common Stock and Chicken Token may not be transferred for one year with limited exceptions and there may never be a trading market for the CHKNtokens.** There is not now and may never be a public market for the Series B Common Stock and CHKNtoken. Because the Series B Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series B Common Stock have transfer restrictions and cannot be resold for one year after the date of purchase, except when transferred: (a) to FreeRange; (b) to an accredited investor; (c) as part of an offering registered with the SEC; or (d) to a family member of the purchaser or the equivalent, or in connection with certain events, including death or divorce of the purchaser, or other similar circumstances, in the discretion of the SEC. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of Series B Common Stock may also adversely affect the availability or price that you might be able to obtain for the Series B Common Stock in a private sale. After the expiration of the transfer restrictions on the Series B Common Stock, peer-to-peer transfers will be permitted if FreeRange authorizes peer-to-peer transfers and notifies holders of Series B Common Stock thereof and of any applicable conditions. FreeRange plans to authorize peer-to-peer transfers as long as a sufficient process can be established to verify the identity of subsequent Token holders in order to ensure AML / OFAC compliance for dividend payments and compliance with applicable law (e.g., though the appointment of an SEC-registered transfer agent). There is no guarantee that FreeRange will be able to establish such procedures and authorize peer-to-peer transfers. If any alternative trading system launches a platform that matches buyers and sellers for transactions in equity securities existing on the blockchain, then FreeRange plans to seek to designate for listing the CHKNtokens on the alternative trading system. After the expiration of the transfer restrictions on the Series B Common Stock and the distribution of the CHKNtokens, the CHKNtokens may be transferred on a designated trading system if FreeRange designates a trading platform for the CHKNtokens. To FreeRange's knowledge, there are no such platforms. FreeRange is aware that t0.com, Inc., plan to create an authorized trading system and/or work with an existing platform to permit trading of a security token. However, there is no guarantee that any company will be successful. As a result of recent regulatory developments, no conventional crypto exchanges are currently willing to list securities tokens, such as the CHKNtokens. Therefore, once transferable, the CHKNtokens may only be traded on a very limited range of venues, including U.S. registered exchanges or regulated alternative trading systems for which a Form ATS has been properly submitted to the SEC. Currently, FreeRange is unaware of any operational ATS or exchange capable of supporting secondary trading in the Tokens Due to the foregoing, there can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the Investors with liquidity or that it will continue for the life of the CHKNtokens. The failure of a secondary market for the CHKNtokens to develop may result in the inability of the Investors to sell the Series B Common Stock and CHKNtokens.

- **The Investors will have no voting rights.** The Series B Common Stock does not provide Investors any voting rights or other management or control rights in FreeRange. As a holder of Series B Common Stock, Investors have no rights to appoint or remove the board of directors or any officers of FreeRange. Because the Series B Common Stock confer no governance rights of any kind with respect to FreeRange, all decisions involving FreeRange, including those relating to subsequent security offerings, mergers, acquisitions, governance, products and services, will be made and controlled by the holders of Series A Common Stock and the board of directors of the Company. Any such decisions could adversely affect the potential launch of the CHKNtokens or the EGGtokens.

- **The tax and accounting treatment of the EGGtokens distribution is uncertain and there may be adverse tax consequences for Investors and/or FreeRange upon certain future events.** The tax characterization of the EGGtokens is uncertain, and each Investor must seek his, her or its own tax advice in connection with the delivery of EGGtokens. The delivery of EGGtokens may result in adverse tax consequences to Investors, including withholding taxes, income taxes and tax reporting requirements. Each Investor should consult with and must rely upon the advice of his, her or its own professional tax advisors with respect to the United States and non-U.S. tax treatment of the receipt of the EGGtokens. In addition, the accounting treatment or classification of the EGGtokens is uncertain.

- **FreeRange may not be able to raise at least $10,000.** If FreeRange is unable to raise at least $10,000 in the Offering, then FreeRange will be required to reimburse all of the Investors the amount of their investments. If FreeRange is required to reimburse the amount of the investments, then the Investors will not be delivered any Series B Common Stock or EGGtokens.

- **The FreeRange Platform may not be widely adopted and may have limited users.** It is possible that the FreeRange Platform will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed platforms (such as the FreeRange Platform) more generally or distributed applications to be used on the FreeRange Platform. Such a lack of use or interest could negatively impact the development of the FreeRange Platform and therefore the potential value of

CHKNtokens and utility of EGGtokens.

- **Alternative networks may be established that compete with or are more widely used than the FreeRange Platform.** It is possible that alternative networks could be established that utilize the same or similar code and protocol underlying the FreeRange Platform and attempt to facilitate services that are materially similar to the FreeRange Platform's services. The FreeRange Platform may compete with these alternative networks, which could negatively impact the FreeRange Platform and the CHKNtokens.

- **The open source structure of the FreeRange Platform protocol means that the FreeRange Platform may be susceptible to developments by users or contributors that could damage the FreeRange Platform and FreeRange's reputation and could affect the utilization of the FreeRange Platform and the Tokens.** The FreeRange Platform will operate based on an open source protocol maintained by FreeRange and other contributors. As an open source project, the FreeRange Platform will not be represented, maintained or monitored by an official organization or authority. The open source nature of the FreeRange Platform protocol means that it may be difficult for FreeRange or contributors to maintain or develop the FreeRange Platform, and FreeRange may not have adequate resources to address emerging issues or malicious programs that develop within the FreeRange Platform adequately or in a timely manner. Third parties not affiliated with FreeRange may introduce weaknesses or bugs into the core infrastructure elements of the FreeRange Platform and open source code which may negatively impact the FreeRange Platform. Such events may result in a loss of trust in the security and operation of the FreeRange Platform and a decline in user activity and could negatively impact the market price of the CHKNtokens.

- **The FreeRange Platform may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens.** The FreeRange Platform structural foundation, the open source protocol, the software application and other interfaces or applications built upon the FreeRange Platform are still in an early development stage and are unproven, and there can be no assurances that the FreeRange Platform and the creating, transfer or storage of the CHKNtokens or EGGtokens will be uninterrupted or fully secure, which may result in a complete loss of holders' CHKNtokens or EGGtokens or an unwillingness of users to access, adopt and utilize the FreeRange Platform. The nature of crypto assets, such as ether and the EGGtokens, may lead to an increased risk of fraud or cyberattack. Hackers or other malicious groups or organizations may attempt to interfere with the the use of virtual currencies in a variety of ways, including, but not limited to, malware attacks, denial of service attacks, consensus-based attacks, Sybil attacks, smurfing, spoofing, social engineering, phishing emails, man-in-the-middle, phone hijacking, and ransomware. Recently, other platforms that sponsor and engage in transactions in crypto assets have been the subject of cyberattacks that have resulted in a loss of crypto assets. Among other things, the Investors could lose the purchase price due to these types of threats, or FreeRange could experience a loss of ether (ETH) or bitcoin (BTC) in its own wallet, which would undermine core components of the FreeRange Platform and put FreeRange at financial risk. If the FreeRange Platform's security is compromised or if the FreeRange Platform is subjected to attacks that frustrate or thwart our users' ability to access the FreeRange Platform or EGGtokens or the FreeRange Platform products and services, users may cut back on or stop using the FreeRange Platform altogether, which could seriously curtail the utilization of the EGGtokens, interest in the FreeRange Platform and cause a decline in the market price of the CHKNtokens. The Investors are responsible for educating themselves on protecting their personally identifiable information and on cybersecurity best practices. While FreeRange will take all steps that are commercially reasonable and customary to prevent or mitigate the impact of cyberattacks, there can be no guarantee that FreeRange will be successful in preventing all cyberattacks on its systems. Transactions in virtual currency may be untraceable and irreversible, and, accordingly, losses due to fraudulent or accidental transactions may not be recoverable.

- **Loss of a Investor's private key could result in a loss of the CHKNtokens or EGGtokens.** Once the CHKNtokens or EGGtokens are delivered to the Investors, each Investor's CHKNtokens and EGGtoken balance is associated with the Investor's Ethereum public key address, which is in turn associated with the Investor's Ethereum private key address. The Investors are responsible for knowing their private key addresses and keeping them a secret. Because a private key, or a combination of private keys, is necessary to control and dispose of the CHKNtokens or EGGtokens stored in each Investor's digital wallet or vault, the loss of one or more of the Investor's private keys associated with the Investor's digital wallet or vault storing the CHKNtokens or EGGtokens will result in the loss of the Investor's CHKNtokens or EGGtokens. Moreover, any third party that gains access to one or more of any Investor's private keys, including by gaining access to login credentials of a hosted wallet service the Investor uses, may be able to misappropriate the Investor's CHKNtokens or EGGtokens. FreeRange and its affiliates will never ask any Investor for the Investor's private key address, and the Investor should never share his, her or its private key address with someone the Investor does not know. The wallet or wallet service provider used for the acquisition and storage of CHKNtokens or EGGtokens has to be technically compatible with CHKNtokens or EGGtokens. The failure to assure that compatibility may result in the Investor not being able to gain access to the CHKNtokens or EGGtokens.

- **There are third-party exchange and custody risks.** If the Investor sends bitcoin (BTC) or ether (ETH) to FreeRange's wallet from an exchange or an account that the Investor does not control, CHKNtokens may be allocated to the account that has sent such bitcoin (BTC) or ether (ETH) and not personally to the Investor; therefore, the Investor may never receive or be able to recover the Investor's CHKNtokens. Furthermore, if the Investor chooses to maintain or hold CHKNtokens using a third party, the Investor's CHKNtokens may be stolen or lost.

- **There are risks with being dependent on Management.** The ability of the FreeRange Platform project team to maintain the competitive position of the

FreeRange Platform is dependent to a large degree on the services of Management. The loss or diminution in the services of members of the Management or an inability to attract, retain and maintain additional Management personnel could have a material adverse effect on the FreeRange Platform and the CHKNtokens. Competition for personnel with relevant expertise is intense due to the small number of qualified individuals, and that competition may seriously affect the FreeRange Platform's ability to retain its existing Management and attract additional qualified Management personnel, which could have a significant adverse impact on the FreeRange Platform and the CHKNtokens.

- **The regulatory regime governing blockchain technologies, cryptocurrencies, tokens and token offerings such as FreeRange Platform, the CHKNtokens, the EGGtokens, and this Offering, is uncertain, and new regulations or policies may materially adversely affect the development of the value of the CHKNtokens delivered pursuant thereto, the FreeRange Platform and the utility of the EGGtokens.** Regulation of tokens (including the CHKNtokens and EGGtokens) and token offerings, such as this Offering, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges and wallets currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States, the European Union and in other countries may in the future adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the FreeRange Platform, the adoption and utility of the EGGtokens and the value of the CHKNtokens. Failure by FreeRange, its service providers or certain users of the FreeRange Platform to comply with any laws, rules and regulations, some of which may not yet exist or are subject to interpretation and change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury's United States Financial Crimes Enforcement Network ("FinCEN"), the United States Securities and Exchange Commission (the "Commission"), and the United States Commodity Futures Trading Commission ("CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, though there is no indication yet whether other courts or federal or state regulators will follow the IRS' classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the Commission has issued a public report stating federal securities laws require treating some blockchain assets, including some tokens sold in token generation events, as securities. To the extent that a government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the FreeRange Platform, the CHKNtokens and the EGGtokens may be materially and adversely affected. Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the FreeRange Platform, the EGGtokens and the CHKNtokens. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the FreeRange Platform, the adoption and utility of the EGGtokens and the value of the CHKNtokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the CHKNtokenns may be exchanged, if at all, the liquidity of the CHKNtokens, if any, the ability to access marketplaces or exchanges on which to trade the CHKNtokens, if any, and the structure, rights and transferability of CHKNtokens. In addition, the registration of the Chicken Token under the Securities Act would result in significant restrictions on the ability of Investors to transfer CHKNtokens.

- **The delivery of the EGGtoken may constitute the issuance of a "security" under U.S. federal securities laws.** On July 25, 2017, the Commission issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an investigation by the Commission of The DAO, a virtual organization, and its use of distributed ledger or blockchain technology to facilitate the offer and sale of DAO tokens to raise capital. The Commission applied existing U.S. federal securities laws to this new paradigm, determining that DAO tokens were securities. The Commission stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with blockchain technology. The Commission's announcement, and the related Report, may be found here: https://www.sec.gov/news/press-release/2017-131. Similarly, on December 11, 2017, the Commission instituted an Administrative Proceeding against Munchee Inc., which resulted in an Order Instituting Cease-and-Desist Proceedings Pursuant To Section 8A of the Securities Act of 1933, Making Findings, and Imposing a Cease-and-Desist Order. In the Order, the Commission indicated that Munchee Inc. conducted an initial coin offering in violation of Section 5(a) and 5(c) of the Securities Act by offering and selling securities without having a registration statement filed or in effect with the Commission or qualifying for exemption from registration with the Commission. The Commission's announcement, and the related Report, may be found here: https://www.sec.gov/news/press-release/2017-227. After reviewing the Report and the Order, we believe that, because the EGGtoken must be used for consumptive purposes on the FreeRange Platform, the EGGtoken is substantially different from the DAO tokens and the Munchee Inc. tokens and should not be considered a "security" under U.S. federal securities laws. As noted by the Commission, the issuance of tokens represents a new paradigm and the application of the U.S. federal securities laws to this new paradigm is very fact specific. The Commission (and/or a court upon the filing of a proceeding by the Commission or any other person) may disagree with our conclusion that the EGGtoken is not a "security." If the EGGtoken were deemed to be a security under U.S. federal securities laws then, prior to the airdrop of the EGGtoken, FreeRange may be required to register such EGGtoken under the Securities Act. The registration of the EGGtokens under the Securities Act would result in significant delay in the issuance of the EGGtokens and would require FreeRange to incur substantial additional expense.

- **Blockchain technologies may be subject to unfavorable regulatory actions.** Blockchain technologies have been the subject of intense scrutiny by various regulatory bodies around the world. The functioning of the Ethereum network, associated blockchain networks, and the CHKNtokens and EGGtokens may be adversely impacted by regulatory actions, including restrictions or prohibitions on their use, purchase, or possession. For example, some U.S. jurisdictions regulate providers of prepaid access or money transmission services who create a medium of exchange or a method by which value is transferred from one person to another person or location. The implications of triggering such requirements may include registration with FinCEN and implementing an anti-money laundering and know-your-customer compliance program that meets federal standards, and, at a minimum: (i) incorporates policies, procedures and internal controls reasonably designed to assure ongoing compliance; (ii) designates an individual responsible for assuring day-to-day compliance with the program and Bank Secrecy Act requirements; (iii) provides training for appropriate personnel including training in the detection of suspicious transactions; and (iv) provides for independent review to monitor and maintain an adequate program. Under state law, there are various compliance obligations, including the need for a license, meeting minimum net worth requirements, bonding, biographical and financial approval of officers and directors, and other ongoing compliance, examination, and reporting obligations for companies that are deemed to be money transmission services. The application of these regulatory regimes to the CHKNtokens or EGGtokens is unclear, but if the CHKNtokens or EGGtokens implicate these requirements we will need to expend time and resources to comply with them or face adverse regulatory action. In addition, the CHKNtokens and EGGtokens are expected to be based on the Ethereum blockchain, and the CHKNtokens and EGGtokens are subject to risks related to regulatory inquiries or actions taken with regard to the Ethereum blockchain. After reviewing FinCEN's interpretative guidance relating to persons administering, exchanging, or using virtual currencies and other related guidance from FinCEN, FreeRange believes that it is not a money transmitter

("MT") or a money services business ("MSB"). However, if FreeRange is deemed to be a MT and/or MSB, it would be subject to significant additional regulation, which could lead to significant changes with respect to the FreeRange Platform, how the CHKNtokens and EGGtokens are structured, how the CHKNtokens and EGGtokens are purchased and sold, and other issues, would greatly increase FreeRange's costs in creating and facilitating transactions in the CHKNtokens and EGGtokens and it could lead to the termination of the CHKNtokens and EGGtokens. Further, a regulator could take action against FreeRange if it views the CHKNtokens, the EGGtokens and the FreeRange Platform as a violation of existing law. Any of these outcomes would negatively affect the value of the CHKNtokens and/or could cause FreeRange to cease operations.

- **The Investors will have no control and FreeRange may only have limited control once the EGGtokens begin being used in the FreeRange Platform.** The EGGtoken is comprised of open source technologies that depend on a network of computers to run certain software programs to process transactions. Because FreeRange relies on a less centralized model than current centralized solutions, FreeRange has limited control over the EGGtoken and the FreeRange Platform once launched. In addition, the Investors are not, and will not be, entitled to vote or receive dividends or be deemed the holder of shares of FreeRange for any purpose, nor will anything be construed to confer on the Investors any of the rights of a shareholder of FreeRange or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

- **The Investors may lack information for monitoring certain items influencing the value of their investments.** The Investors may not be able to obtain all information they would want regarding FreeRange, the CHKNtoken, the EGGtoken or the FreeRange Platform, on a timely basis or at all. It is possible that the Investor may not be aware on a timely basis of material adverse changes that have occurred with respect to the CHKNtokens, the EGGtokens or the FreeRange Platform. While FreeRange has made efforts to use open source development for the CHKNtokens and the EGGtokens, this information may be highly technical by nature. As a result of these difficulties, as well as other uncertainties, the Investor may not have accurate or accessible information about the FreeRange Platform. FreeRange has not obligation, and does not plan, to make any information about the FreeRange Platform or the CHKNoken or EGGtoken publicly available.

- **The CHKNtokens have no history.** The CHKNtokens will be newly issue and generated and have no operating history and are novel in type. Investors will not be able to compare them against other like instruments. An investment in the CHKNtokens should be evaluated on the basis of the value and prospects of FreeRange and the CHKNtoken, taking into account uncertainties as to the likelihood that the CHKNokens will be issued, and of the assessment of the prospects of the Company's business may not achieve its objectives.

- **The Company does not expect there to be any market makers to develop a trading market in the CHKNtokens.** Most securities that are publicly traded in the United States have one or more broker-dealers acting as "market makers" for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. In the event that an exchange is created or developed, the Company does not believe that the CHKNtokens will have any market makers, which could contribute to a lack of liquidity in the CHKNtokens, and could have a material adverse effect on holders' ability to trade the CHKNtokens.

- **If the FreeRange Platform is unable to satisfy data protection, security, privacy, and other government- and industry-specific requirements, its growth and the value of the CHKNtokens could be harmed.** There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data, that may apply to FreeRange and the FreeRange Platform. Security compromises could harm the FreeRange Platform's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, cause existing users to stop using the FreeRange Platform or harm the holders of CHKNtokens.

- **There are risks associated with network congestions.** On the Bitcoin and Ethereum blockchains, timing of block production may occur at random times. The Bitcoin and Ethereum blockchains are prone to periodic congestion during which transactions may be delayed. Individuals may also intentionally spam the such networks in an attempt to gain an advantage in purchasing cryptographic tokens. If the Investors transfers bitcoin (BTC) or ether (ETH) from the Investor's wallet to a wallet of FreeRange, then the Investor's transfer to FreeRange's wallet may not occur during the period the Investor wants or expects it to occur. Similarly, if the Investor transfer CHKNtokens from the Investor's wallet to a third party's wallet, then the Investor's transfer of CHKNtokens may not occur during the period the Investor wants or expects it to occur.

- **The further development and acceptance of blockchain networks, including the FreeRange Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets, or adoption of decentralized technologies that are perceived as, or are, improvements over blockchain technologies, such as hashgraph or tangle technologies, would have a material adverse effect on the successful development and adoption of the FreeRange Platform, the CHKNtokens and the EGGtokens.** The growth of the blockchain industry in general, as well as the blockchain networks on which the CHKNtokens will rely and interact, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks and the value of the CHKNtokens include, without limitation: 1. Worldwide growth in the adoption and use of Bitcoin, Ethereum and other blockchain technologies; 2. Government and quasi-government regulation of Bitcoin, Ethereum and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; 3. The maintenance and development of the open source software protocol of the Ethereum networks; 4. The development of alternative technologies to blockchain, such as hashgraph and tangle; 5. Changes in consumer demographics and public tastes and preferences; 6. The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets, including new means of using fiat currencies or existing networks; 7. General economic conditions and the regulatory environment relating to cryptocurrencies; or 8. A decline in the popularity or acceptance of bitcoin (BTC), ether (ETH) or other blockchain-based tokens. 9. The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the FreeRange Platform, the CHKNtokens and the EGGtokens. 10. Advances in cryptography, or other technical advances such as the development of quantum computers, could present risks to Bitcoin, Ethereum and other blockchain technologies as well as the CHKNtokens and EGGtokens, and could result in the theft or loss of CHKNtokens and EGGtokens. 11. The ability of the CHKNtokens to trade in a secondary market, if at all. 12. The availability of a trading platform for digital assets. 13. The global digital asset supply and demand. 14. Expectations with respect to the rate of inflation. 15. Changes in the software, software requirements or hardware requirements underlying the FreeRange Platform and the CHKNtokens. 16. Changes in the rights, obligations, incentives, or rewards for the various participants in the FreeRange Platform and holders of the CHKNtokens. 17. Interest rates. 18. Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies. 19. Interruptions in service from or failures of major digital asset exchanges, if any, on which the CHKNtokens may be traded; 20. Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in the FreeRange Platform or CHKNtokens or other digital assets; 21. Monetary policies of governments, trade restrictions, currency devaluations and revaluations; 22. Regulatory measures, if any, that affect the use of digital assets such as the CHKNtokens; 23. Global or regional political, economic or financial events and situations. 24. Expectations among FreeRange Platform or other digital asset participants that the value of the CHKNtokens or other digital assets will soon change. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry and may affect other blockchain assets including the CHKNtokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ethereum may affect the industry as a whole and may also cause the price of the Tokens and other blockchain assets to fluctuate.

- **FreeRange may not be able to secure additional financing on favorable terms, or at all, to meet its future capital needs.** In the future, FreeRange may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. FreeRange may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If FreeRange raises additional funds through the issuance of equity or convertible debt or other equity-linked securities, the Investors could suffer significant dilution. Any debt financing obtained by FreeRange in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for FreeRange to obtain additional capital and to pursue business opportunities. If FreeRange is unable to obtain adequate financing or financing on terms satisfactory to FreeRange, when FreeRange requires it, FreeRange's ability to grow or support its business and to respond to business challenges could be significantly limited.

- **FreeRange has not yet developed a robust research and development program or invested significant resources in research and development.** FreeRange has not yet developed a robust research and development program or invested significant resources in research and development. In order to develop new features, applications, and other offerings, FreeRange will need to increase its investment in research and development. In particular, engaging with customers and opinion leaders in core markets to introduce meaningful and empowering new features that expand the appeal of FreeRange's products will require investment in research and development. We may not have the resources available to conduct such research and development, which could harm our user growth, retention, and engagement.

- **FreeRange success depends on its ability to grow and maintain the value and reputation of its brand.** FreeRange's success depends, in part, on the value and reputation of its brand. The FreeRange name is integral to the growth of FreeRange's business. Maintaining, promoting and positioning FreeRange's brand will largely depend on the success of FreeRange's marketing and merchandising efforts and its ability to provide consistent, high quality products. If FreeRange fails to achieve these objectives or if its public image or reputation were to be tarnished by negative publicity, its brand, business and operating results could be adversely affected. If FreeRange fails to successfully promote and maintain its brand or if FreeRange incurs excessive expenses in this effort, FreeRange's business and operating results and the value of the CHKNtokens could be adversely affected.

- **If FreeRange is unable to anticipate consumer preferences and successfully develop attractive new features, FreeRange might not be able to increase its revenue and profitability.** FreeRange's success depends, in part, on FreeRange's ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. If FreeRange is unable to introduce new features or novel technologies in a timely manner or its new features or technologies are not accepted by consumers, its competitors may introduce more attractive platforms, which could hurt FreeRange's competitive position. FreeRange's new features and technologies might not receive consumer acceptance if consumer preferences shift to other platforms, and FreeRange's future success depends in part on our ability to anticipate and respond to these changes.

- **FreeRange is highly dependent on its Chief Executive Officer.** FreeRange's future success depends in significant part on the continued service of its Chief Executive Officer, Joseph Pitluck. Dr. Pitluck is critical to the strategic direction and overall management of FreeRange.

- **Any material disruption of FreeRange's information systems could adversely affect FreeRange's operating results.** Any material disruption or slowdown of FreeRange's systems, including a disruption or slowdown caused by FreeRange's failure to successfully upgrade its systems, system failures, viruses, computer "hackers" or other causes, could cause information, including data related to customers, to be lost or delayed. Any of these events could reduce demand for the FreeRange Platform, impair FreeRange's ability to complete sales on the FreeRange Platform and cause FreeRange's revenue to decline.
- **Competitive Market** FreeRange operates in a highly competitive market and the size and resources of some of FreeRange's competitors may allow them to compete more effectively than FreeRange can compete, which could result in a loss of market share and negatively impact revenue and profitability.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joseph Pitluck, 88.24% ownership, Series A Common Stock

Classes of securities

- Series A Common Stock: 6,800,000

FreeRange has authorized for issuance 8,000,000 shares of Series A Common Stock, 6,800,000 of which are reserved for issuance and 1,200,000 of which are reserved for issuance pursuant to FreeRange's equity incentive plan. FreeRange intends for all shares of Series A Common Stock to be represented by the CHKNToken.

Voting, Information and Inspection Rights

The holders of shares of FreeRange's Series A Common Stock, par value $0.00001 per share (the "Series A Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of shares of Series A Common Stock have all information and inspection rights permitted by applicable law to stockholders of a Delaware corporation.

Dividend Rights

Holders of shares of Series A Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor. Any dividends on shares of Series A Common Stock shall be shared pro rata with the holders of shares of Series B Common Stock. The payment of dividends on the Series A Common Stock will be a business decision to be made by the Board of Directors from time based upon results of operations, financial conditions and any other factors that the Board of Directors deems relevant. Payment of dividends on the Series A Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by FreeRange from time to time. FreeRange has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that stockholders may not receive any return on their investment from dividends.

Liquidation Distributions and Change of Control

In the event of the liquidation, dissolution, or winding up of FreeRange, the holders of Series A Common Stock with the holders of Series B Common Stock will be entitled to share pro rata in all of the assets of FreeRange after payment of all liabilities and setting aside sufficient assets as required under law.

In the event of a change of control of FreeRange, holders of Series A Common Stock and holders of Series B Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from FreeRange upon distribution of the proceed received by FreeRange in the sale of assets.

- Series B Common Stock: 0

FreeRange has authorized for issuance 2,000,000 shares of Series B Common Stock, none of which are issued and outstanding. The Series B Common Stock was authorized in connection with this Offering and will be issued to investors in this Offering. FreeRange intends for all shares of Series B Common Stock to be represented by the CHKNToken.

Voting, Information and Inspection Rights

The holders of shares of FreeRange's Series B Common Stock, par value $0.00001 per share (the "Series B Common Stock" and, together with the Series A Common Stock, the "Common Stock"), have the same rights as the holders of Series A Common Stock, except that, to the fullest extent permitted by law, (a) the Series B Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of Series B Common Stock are entitled to vote by law, they agree to vote in the manner directed by a majority of the holders of the Series A Common Stock; and (c) the holders of Series B Common Stock have no information or inspection rights.

Dividend Rights

Holders of shares of Series B Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor. Any dividends on shares of Series B Common Stock shall be shared pro rata with the holders of shares of A Common Stock. The payment of dividends on the Series B Common Stock will be a business decision to be made by the Board of Directors from time based upon results of operations, financial conditions and any other factors that the Board of Directors deems relevant. Payment of dividends on the Series B Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by FreeRange from time to time. FreeRange has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that stockholders may not receive any return on their investment from dividends.

Liquidation Distributions and Change of Control

In the event of the liquidation, dissolution, or winding up of FreeRange, the holders of Series B Common Stock with the holders of Series A Common Stock will be entitled to share pro rata in all of the assets of FreeRange after payment of all liabilities and setting aside sufficient assets as required under law.

In the event of a change of control of FreeRange, holders of Series B Common Stock and holders of Series A Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from FreeRange upon distribution of the proceed received by FreeRange in the sale of assets.

What it means to be a Minority Holder

The capital structure and voting rights of FreeRange's capital stock has the effect of concentrating voting control with a few people, who are the founders of FreeRange. As a result, only a few people collectively have the ability to make all major decisions regarding FreeRange. As minority holders of capital stock of FreeRange and holders of Series B Common Stock, the Investors will have limited ability, if any, to influence FreeRange's policies or any other corporate matters, including the election of directors, changes to FreeRange's governance documents, additional issuances of securities, repurchases or redemptions of securities by FreeRange, a merger of FreeRange, a sale of a majority of FreeRange's stock, a sale of assets of FreeRange, or transactions with related parties. If any Investor disagrees with the decisions that stockholders make when electing directors or the Board of Directors make when electing officers or making other decisions with respect to FreeRange, then the Investors will not have the ability to influence or change those decisions.

Dilution

Investors in this Offering should understand the potential for dilution. Each Investor's ownership of FRtoken could be diluted due to FRtoken's issuance of additional shares of capital stock of FRtoken. If FRtoken issues more shares of capital stock of FRtoken, then the percentage of all capital stock of FRtoken that the Investors own will decrease, even though the value of FRtoken may increase, and Investors will own a smaller portion of a company with greater value than before the dilution. An additional issuance of shares of capital stock of FRtoken could result from a stock offering (such as an initial public offering, another crowdfunding offering, a venture capital offering or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments, such as convertible notes or warrants, into capital stock of FRtoken.

If the Board decides to issue additional shares of capital stock of FRtoken, then Investors could experience (i) value dilution because each share of capital stock of FRtoken would be worth less than before the issuance, (ii) control dilution because the total percentage of FRtoken that each Investor owns would be lower than before the issuance, and (iii) earnings dilution because the amount each Investor earns per share may be lower than before the issuance.

The type of dilution that is most detrimental to early-stage investors occurs when a company sells more shares of capital stock in a "down round," meaning at a lower valuation than in the earlier offering, including this Offering. If any Investor making an investment expects to own a certain percentage of FRtoken's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by FRtoken. Dilution can make drastic changes to the value of each share of capital stock, ownership percentage, and earnings per share.

FRtoken plans on raising equity in additional offerings after this Offering; therefore, the likelihood that the Investors' ownership of capital stock will be diluted is very high.

FRtoken has reserved for equity grants pursuant to an equity incentive plan 1,200,000 shares of Series A Common Stock. Upon grant of capital stock or subsequent exercise or settlement of such equity grants pursuant to the equity incentive plan, holders of Common Stock will be diluted; however, the Series B Common Stock issued in this Offering are issued on a fully-diluted basis so no grant of capital stock or subsequent exercise or settlement of such equity grants pursuant to the equity incentive plan will result in additional dilution of the holders of Series B Common Stock.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-03-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we anticipate to be live on or about April 20, 2018.

Based on our forecast, with the capital raised in this offering, we anticipate that we can operate the business for approximately 2 months without revenue generation. Due to the landscape of the industry, we anticipate legal fees to be high and we need to provide competitive salaries to our technical resources due to scarcity. We will do subsequent raises after this initial raise.

There are several other "competitor" types of companies that have done much higher raises for projects in the ad and marketing space thus far, but none are an actual DApp.

Our company has a dApp that is live and functioning that executes smart contracts. The goal is to continue to make the product more robust in features as we continue through the development process such as multi-language and token distribution functionality.

"Basic Attention Token" another Ad ICO company raised "35 million in 30 seconds." We understand that company to be building an entire blockchain based browser and the founder/CEO developed Mozilla, another popular browser and thus have the network and hype around their project to warrant such a raise. Our dApp is already launched and we believe that the valuation of 20 million is reflective of the products we are looking to produce and support- having built a Minimum Viable Product to prove the viability and talent of the team and the ability to prove the potential of the team to be able to plan, garner revenue and continue to lead successful projects and teams.

There is much demand for advertising for every vertical and type of business. During the evaluation of cryptocurrencies and blockchain projects, we aim to make it easy for any company to ask a question and quickly get a most popular answer that they want an opinion on.

Financial Milestones

FreeRange is investing for continued growth of the FreeRange brand and is generating sizeable net income losses as a result. FreeRange's management currently forecasts beginning to receive revenue in 2018, and believes FreeRange will generate positive net income beginning in 2019.

We need $70,000 USD worth of bounty ad payment transactions to go through the platform daily to break even on operational costs with the 5 person team and current functionality. Per the roadmap we are planning multiple functions that will be processing transactions.

Goals

- Users per day

- 3,000 active users per hour participating in the platform for us to cover operating costs

- Every 5 minutes 230 people participating where the average payout is over $1

- $66,000 per day estimating 5 minutes per session $231 per session.

- dApp goes live - April 20, 2018

- Transactional volume acquisition

  - We have 100,000 users signed up for the beta

    - Daily active user goals:

      - 1000 daily active users by June 30, 2018

      - 3000 by September daily active users

      - 6,000 by December 31 daily active users

      - 60,000 March 2019

- Goal to have 3% minimum active users (out of 100,000) per hour avg. to do at least one transaction per day

- **Daily active user goals:**

  - 1000 daily active users by June 30, 2018

  - 3000 daily active users by September 2018

  - 6,000 daily active users by December 31, 2018

  - 60,000 daily users by March 2019

Liquidity and Capital Resources

FreeRange is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Even if FreeRange is successful in this offering, FreeRange intends to raise capital in a subsequent offering, which may or may not be crowdfunding offerings, equity or debt issuances.

Investors will be investing in a Security (CHKNtoken) that allows for a percentage of ownership in the company (one portion of 20%).

The current revenue model for the company is that a 5% transaction fee is earned for every transaction bounty.

The future revenue model is to support companies with an easy way to market, advertise and distribute their projects and tokens with the same transactional model executed through smart contracts.

Indebtedness

The Company has been drawing down the available Line of Credit Promissory Note ("Note") to fund its operation since inception. The Note has a 5.0% annual interest rate, to be paid in full at maturity date. As of March 31, 2018, the principal balance on the Note was $66,320, and the accrued interest expense was $498. The Note has the maturity date of June 30, 2019.

Recent offerings of securities

None

Valuation

$19,992,000.00

Our valuation is based on the fact that several other "competitors" have completed much higher raises for projects in the ad and marketing space, but they have yet to develop an actual tangible product to date. For example, Basic Attention Token is an ad tech company that completed a token generation event, in which it raised "35 million in 30 seconds." https://www.coindesk.com/35-million-30-seconds-token-sale-internet-browser-brave-sells/ We understand that company to be building an entire blockchain based browser and the founder/CEO developed Mozilla, another popular browser and thus have the network and hype around their project to warrant such a raise. Unlike Basic Attention Token, FreeRange has released the FreeRange Platform, which is live and functioning.

USE OF PROCEEDS

	Minimum Offering Amount Sold*	Maximum Offering Amount Sold*
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R&D	$0	$51,000
Marketing	$0	$12,000
G&A	$9,400	$39,000
Total Use of Net Proceeds:	$9,400	$102,000

Totals are estimates. Actual numbers are subject to change for avoidance of fractional shares

We are seeking to raise a minimum of $10,000 (target amount and up to $107,000 (overalottment amount) in this offering through Regulation Crowdfunding.

Assuming that we are successful in raising our full overallotment amount of $107,000, we believe this is sufficient capital for us to operate for approximately 2 months, and we plan to raise additional capital of up to $1.07M through an equity-backed Security Token Offering. This is our operating budget for the next 2 months:

Salary and Benefit *	$66,500	
Outside consultants	$5,500	
Legal services	$15,000	
Travel and Conferences	$10,000	
Others	$5,000	
Total Operating Budget	$102,000	
* The Company		

currently has 2 employees: CEO and COO. The CEO has been, and will continue, to work with no salary in the immediate future. The COO has been receiving Salary and Benefit. The Company plan to hire 3 additional employees following a successful offering: a Chief Technical Officer, a Software Engineer, and a Marketing and Communication Manager.		

Irregular Use of Proceeds

FreeRange does not expect to incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to FreeRange or its officers or directors.

Compliance failure

FreeRange has not previously failed to comply with Regulation CF.

Annual Report

FRtoken will make annual reports available at www.freeran.ge under the "about" tab. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FRtoken Inc.

[See attached]

I, Joseph Pitluck, the Chief Executive Officer of FRtoken Inc., hereby certify that the financial statements of FRtoken Inc. and notes thereto for the period ending March 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

FRtoken Inc. was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16th of April, 2018.

_Joseph Pitluck_____   (Signature)

Chief Executive Officer   (Title)

04/16/2018   (Date)

FRTOKEN INC.

**FINANCIAL STATEMENTS
(UNAUDITED)**

FRtoken Inc.
Index to Financial Statements
(unaudited)

FRTOKEN INC.
BALANCE SHEETS
AS OF MARCH 31, 2018
(unaudited)

	March 31, 2018
Assets	
Current assets	
Cash	0
Other current assets	1,000
Total current assets	1,000
Other assets	0
Total assets	1,000
Liabilities and stockholders' equity	
Current liabilities	6,632
Promissory note	66,320
Total current liabilities	72,952
Total liabilities	72,952
Stockholders' equity	
Common stock, par value $0.00001;	0
10,000,000 shares authorized, 0 issued and outstanding, as of March 31, 2018	
Accumulated deficit	(71,952)
Total stockholders' equity	(71,952)

Total liabilities and stockholders' equity	1,000

FRTOKEN INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JANUARY 8, 2018) TO MARCH 31, 2018
(unaudited)

	March 31, 2018
Revenues	0
Cost of revenues	0
Gross Profit	0
Operating expenses	
General and administrative	24,166
Sales and marketing	20,446
Research and development	26,842
Total operating expenses	71,454
Operating loss	(71,454)
Other income / (expenses)	(498)
Net loss	(71,952)

FRTOKEN INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
For the period from Inception (January 8, 2018) to March 31, 2018 (unaudited)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balances, January 8, 2018 (Inception Date)	0	$0	0	$0	0	$0	$0
Net loss						($71,952)	($71,952)
Balances, March 31, 2018	0	$0	0	$0	0	($71,952)	($71,952)

FRTOKEN INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 8, 2018) TO MARCH 31, 2018
(unaudited)

	March 31, 2018
Cash from operating activities	
Net loss	(71,952)
Depreciation and amortization	0
Changes in working capital	
Current assets	(1,000)
Current liabilities	6,632
Total changes in working capital	5,632
Total cash from operations	(66,320)
Cash flows from financing activities	
Promissory note	66,320
Total cash from financing	66,320
Net Change in Cash for Period	0
Cash, Beginning Balance	0
Cash, Ending Balance	0

NOTE 1 – NATURE OF OPERATIONS

FRtoken Inc. was formed on January 8, 2018 ("Inception") in the State of Delaware. The financial statements of FRtoken Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Albuquerque, NM.

FRtoken Inc. was formed to create a decentralized application (dApp) that allows companies to offer rewards in Ether (ETH) to users in exchange for answering questions, voting on an A/B test or rating an advertisement. Transactions are executed via smart contracts on the Ethereum network.

The Company is in start-up phase and its dApp has not reached commercialization. The Company has no cash and has continued to fund its operations by drawing down the available line of credit promissory note. These matters pose doubt about the Company's ability to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2018. The Company has no assets or liabilities measured at fair value on a recurring or non-recurring basis.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: regulatory landscape, resource availability and funding as risks. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Mexico state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – DEBT

The Company has been drawing down the available Line of Credit Promissory Note ("Note") to fund its operation since inception. The Note has a 5.0% annual interest rate, to be paid in full at maturity date. As of March 31, 2018, the principal balance on the Note was $66,320, and the accrued interest expense was $498. The Note has the maturity date of June 30, 2019.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of March 31, 2018 the Company has not issued any share of our common stock.

The Company will issue two series of common stock: Series A Common Stock and Series B Common Stock. The Series A Common Stock has 8,000,000 authorized shares. The Company plans to grant approximately 6,800,000 shares of Series A Common Stock to Founders, advisors, employees and others in the next 90 days, subjected to certain vesting schedule, generally 36 months to 48 months. The Company plans to issue up to 2,000,000 of Series B Common Stock to investors through the equity-backed Security Token Offering. Both series of common stock will be in uncertificated form and will be represented by tokens generated by the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Line of Credit Promissory Note was provided by an entity controlled by one of the Founders of FRcowork Inc. In addition, the Company has entered into an agreement with FRcowork Inc., which is owned by many of the same stockholders as those that own the Company, pursuant to which the Company will pay for office space from FRcowork Inc., a monthly rent amount of approximately $500 to $1,000 based on the Company headcount. FRcowork, Inc. will also receive services from employees of the Company, including the services of its Chief Operating Officer.

NOTE 7 – SUBSEQUENT EVENTS

On April 5, 2018, the Company secured a $100,000 Line of Credit Promissory Note ("Note"). The Company may draw up to $100,000 against this Note, less the $66,320 aggregate amount already utilized from inception through March 31, 2018. This Note is unsecured, has an annual interest rate of 5.0%, has no prepayment penalty, and has a maturity date of June 30, 2019.

The Company has completed its dApp development, which we anticipate to go live on or about April 20, 2018.

The Company has evaluated subsequent events that occurred after March 31, 2018 through April 16, 2018, the issuance date of these financial statements. There have been no other events or transactions, except those that have been disclosed above, during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
FRTOKEN INC.

FRtoken Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "General Corporation Law"), hereby certifies as follows:

1. The present name of the corporation is FRtoken Inc. (the "Corporation"). The date of filing of the Corporation's original certificate of incorporation (the "Original Certificate of Incorporation") with the Secretary of State of the State of Delaware was January 8, 2018.

2. This Amended and Restated Certificate of Incorporation, which restates and amends the Original Certificate of Incorporation, has been duly adopted by the sole incorporator of the Company in accordance with Sections 241 and 245 of the General Corporation Law. The Corporation has not received any payment for any of its stock, and directors were not named in the Original Certificate of Incorporation and have not yet been elected.

3. The Original Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

FIRST. The name of the corporation is FRtoken Inc. (the "Corporation").

SECOND. The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674. The name of its registered agent at such address is The Company Corporation.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), 8,000,000 of which are designated as Series A Common Stock, par value $0.00001 per share ("Series A Common Stock"), and 2,000,000 of which are designated as Series B Common Stock, par value $0.00001 per share ("Series B Common Stock").

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Series B Common Stock are identical with those of the Series A Common Stock other than in respect of voting and information rights as set forth herein, and for all purposes under this Amended and Restated Certificate of incorporation, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:59 PM 04/05/2018
FILED 01:59 PM 04/05/2018
SR 20182465125 - File Number 6699237

A.   Voting Rights.

1.   *General.* Except as otherwise required by law or this Amended and Restated Certificate of incorporation, at all meetings of stockholders and pursuant to all written actions in lieu of meetings (a) the holder of Series A Common Stock are entitled to one vote for each of share of Series A Common Stock, and (b) the holder of Series B Common Stock have no voting rights. The number of authorized shares of Series A Common Stock or Series B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more other series of Common Stock that may be required by the terms of this Amended and Restated Certificate of incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2.   *Required Vote.* To the fullest extent permitted by law, with respect to any matter on which the holders of Series B Common Stock are entitled to vote by law, the holders of Series B Common Stock shall vote all shares of Series B Common Stock in the same manner as a majority in voting power of the shares of Series A Common Stock vote their shares on such matter.

B.   Information Rights. To the fullest extent not prohibit by law, holders of Series B Common Stock shall not be entitled to inspect or make copies and extracts from the Corporation's stock ledger, a list of its stockholders, or its other books and records, and the books and records of subsidiaries of the Corporation, if any, in the manner provided in Section 220 of the General Corporation Law.

FIFTH. Unless and except to the extent that the bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH. Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SEVENTH. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the General Corporation Law as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

EIGHTH. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this Amended and Restated Certificate of Incorporation or the Bylaws, or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed this 5th day of April, 2018.

Joseph Pitluck
Joseph Pitluck, Incorporator